RURBANC DATA SERVICES, INC.
7622 State Route 66 N.
Defiance, Ohio 34512

February 25, 2010

Via EDGAR Transmission and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Matthew Crispino

Re:	Rurbanc Data Services, Inc.
Registration Statement on Form 10-12G
Filed December 31, 2009
File No. 000-53863

Ladies and Gentlemen:

Rurbanc Data Services, Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form 10-12G (File No. 000-53863) (the “Form 10”) filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2009 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

The Form 10 is being withdrawn to prevent it from automatically becoming effective on March 2, 2010 pursuant to Section 12(g)(1) of the Exchange Act.  The Company is still in the process of responding to the comments made by the Commission in its letter dated January 27, 2010.  The Company intends to file a replacement Registration Statement on Form 10-12G with the Commission as soon as practicable.

If you have any questions regarding this request for withdrawal, or if you would like to discuss any other matters relating to the Form 10, please contact Anthony D. Weis, Esq. of Vorys, Sater, Seymour and Pease LLP, the Company’s outside legal counsel, at (614) 464-5465.

Very truly yours,

RURBANC DATA SERVICES, INC.

By: /s/ Kenneth A. Joyce
Name: Kenneth A. Joyce
Title: Chief Executive Officer